NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated.
Pan American Silver Announces Agreement to Acquire MAG Silver Corp.
Adds Strategic Interest in Tier-One Juanicipio Silver Mine and Significantly Strengthens its Silver Portfolio
Vancouver, B.C. - May 11, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") and MAG Silver Corp. (NYSEAM:MAG) (TSX:MAG) ("MAG") are pleased to announce that they have entered into a definitive agreement whereby Pan American will acquire all of the issued and outstanding common shares of MAG pursuant to a plan of arrangement (the "Transaction"). MAG is a tier-one primary silver mining company through its 44% joint venture interest in the large-scale, high-grade Juanicipio mine, operated by Fresnillo plc ("Fresnillo"), who holds the remaining 56% interest in the Juanicipio joint venture.

Under the terms of the Transaction, MAG shareholders will receive total consideration of approximately $2.1 billion representing $20.54 per MAG share, based on the closing price of Pan American’s common shares on the New York Stock Exchange ("NYSE") on May 9, 2025. Consideration will be comprised of a mix of cash totaling $500 million and 0.755 Pan American shares per MAG share, subject to proration as detailed below. The consideration represents premiums of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day volume weighted average price ("VWAP") of MAG’s common shares on the NYSE American ("NYSEAM") ending May 9, 2025. Following completion of the Transaction, existing MAG shareholders will own approximately 14% of Pan American shares on a fully diluted basis, benefiting from participation in a larger, diversified, and growth-oriented silver and gold producer.
Michael Steinmann, President and CEO of Pan American, commented: “Our acquisition of MAG brings into Pan American’s portfolio one of the best silver mines in the world. Juanicipio is a large-scale, high-grade, low-cost silver mine that will meaningfully increase Pan American’s exposure to high margin silver ounces. Furthermore, we see future growth opportunities through the significant exploration potential at Juanicipio as well as MAG’s Deer Trail and Larder properties. This strategic acquisition further solidifies Pan American as a leading Americas-focused silver producer. We would like to thank the Fresnillo and the Juanicipio management teams for the constructive interactions and impressive site visit. Together, we bring many decades of operator experience in Mexico and Latin America to the Joint Venture and we are looking forward to a collaborative future and value generation for all shareholders involved.”
George Paspalas, President and CEO of MAG, commented, “This transaction represents a compelling opportunity for our shareholders, providing an immediate premium and meaningful exposure to Pan American’s world-class assets and proven growth strategy. We are proud of what we've accomplished at MAG, particularly our partnership with Fresnillo which has created extraordinary value at the exceptional Juanicipio mine. Through the acquisition of our interest by Pan American - a respected leader in the global precious metals industry - our shareholders will participate in an exciting future defined by operational excellence, substantial exploration potential, and strong financial stewardship with significant portfolio exposure.”
BENEFITS TO MAG SHAREHOLDERS
The Transaction creates significant value and delivers multiple benefits to MAG's shareholders:
•Attractive immediate premium: Immediate value uplift of approximately 21% and 27%, respectively, on a prorated basis to the closing price and the 20-day VWAP of MAG's common shares on the NYSEAM ending May 9, 2025.
•Diversified exposure and growth opportunities: Exposure to Pan American’s diversified portfolio of ten silver and gold mines across seven countries and a proven track record of success in exploration, project-development and mining operations.

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•Portfolio participation: Enlarged growth pipeline with exposure to Pan American's La Colorada Skarn project in Mexico and the potential reopening of Pan American’s 100%-owned Escobal mine, one of the world's best silver mines with past production of 20 Moz of silver per year.
•Continued Exposure to Juanicipio: The Transaction provides MAG shareholders with the opportunity to maintain exposure to the interest in Juanicipio, which continues to demonstrate strong operational performance and resource potential.
•Derisking: Significantly de-risks MAG shareholders’ exposure by converting a concentrated interest in Juanicipio into equity ownership of Pan American, a diversified, leading silver producer with meaningful, long-term upside.
•Financial strength and robust returns: Equity participation in a well-capitalized, value driven, large-cap silver producer known for returning capital to shareholders, with over $1.0 billion returned to shareholders via dividends and buybacks since 2010.
•Increased liquidity and market presence: Greater scale, lower risk and peer leading cash flows driving improved trading liquidity on U.S. and Canadian markets.
•Attractive consideration: An elective tax rollover for taxable MAG shareholders resident in Canada who receive Pan American shares.
•Low Execution Risk: The Transaction would not require review and approvals under the Investment Canada Act. Pan American shareholder approval of the Transaction will not be required.
STRATEGIC RATIONALE AND BENEFITS TO PAN AMERICAN SHAREHOLDERS
The Transaction creates significant value and delivers multiple benefits to Pan American's shareholders:
•Adds 44% ownership interest in Juanicipio, one of the best silver mines globally: Juanicipio is a large-scale, high-grade, low-cost silver mine located in Zacatecas, Mexico, with significant exploration upside and operated by Fresnillo, a world class precious metals producer.
•Strengthens Pan American's position as one of the world’s premier silver producers: Juanicipio is forecasted to produce between 14.7 Moz and 16.7 Moz of silver in 2025 (6.5 Moz to 7.3 Moz on a 44% basis).1
•Further solidifies Pan American’s position as holding the largest silver reserves and resources amongst silver mining companies: Adds 58 Moz of silver to Pan American’s proven and probable mineral reserves, 19 Moz of silver to Pan American's measured and indicated mineral resources, and 35 Moz of silver to Pan American's inferred mineral resources. 2
•Contributes high-margin ounces: Juanicipio’s cash costs and all-in sustaining costs are forecasted to range between ($1.00) to $1.00 and $6.00 to $8.00 per silver ounce sold, respectively, for 2025.1
•Highly logical fit with Pan American’s silver dominant Americas-based portfolio: Leverages Pan American’s experience operating in the Americas for over 30 years.
•Significantly bolsters Pan American’s free cash flow generation: Juanicipio is expected to generate free cash flow of approximately $200 million in 2025 ($98 million on a pro forma basis).3,4
•Provides significant exploration upside potential: Exposure to growth opportunities through exploration at Juanicipio (only 10% explored) and the acquisition of 100% of the rights to the Deer Trail and Larder exploration projects as part of the Transaction.
•Investing in growth: Deploys $500M of Pan American’s record $923M cash and investments balance5 in a measured and strategic manner to enhance silver exposure and provide future growth.
1As per the news release issued by MAG on March 24, 2025.

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2As per Fresnillo’s Mineral Resources and Ore Reserve Statements as at June 30, 2024. Figures are calculated from Fresnillo's Mineral resources as of June 30, 2024 to display mineral resources exclusive of mineral reserves. Figures reflect MAG's attributable 44% ownership.
3Free cash flow is a non-GAAP measure. For further information regarding such measure please refer to each companies’ respective separate public disclosure. MAG defines free cash flow as cash flow from operating activities less cash used in investing activities and sustaining lease payments. Pan American defines free cash flow as cash flow from operating activities less sustaining capital expenditures.
4Figures are based on street consensus estimate for 2025; mid-point of 2025 expansionary capex guidance added back to Juanicipio free cash flow to align with Pan American definition of free cash flow.
5As per Pan American's Management's Discussion and Analysis dated May 7, 2025.

TRANSACTION SUMMARY
Under the terms of the Transaction, MAG shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG share or (ii) 0.755 common shares of Pan American per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $500 million in cash and the remaining consideration paid in Pan American Shares.
At closing, Pan American expects to issue an aggregate of approximately 60 million common shares to MAG shareholders, and following completion of the Transaction, existing MAG shareholders will own approximately 14% of the issued and outstanding common shares of Pan American on a fully diluted basis.
The Transaction will be carried out by way of a court-approved Plan of Arrangement under the Business Corporations Act (British Columbia) and will require approval by 66 2/3% of the votes cast by MAG shareholders at a special meeting expected to be held in July 2025.
All directors and executive officers of MAG have entered into voting support agreements with Pan American pursuant to which they have agreed, subject to the terms of such agreements, to vote their MAG shares in favour of the Transaction.
The Transaction is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including clearance under Mexican anti-trust laws, and approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE.
Full details of the Transaction will be included in the management information circular of MAG, expected to be mailed to its shareholders in June 2025.
None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.
RECOMMENDATIONS BY THE BOARD OF DIRECTORS AND SPECIAL COMMITTEE
The definitive agreement and the Transaction have been unanimously approved by the board of directors of each of Pan American and MAG, and in the case of MAG, on the unanimous recommendation of a special committee of independent directors of MAG. MAG's board of directors unanimously recommends that MAG shareholders vote in favour of the Transaction.
BMO Capital Markets and GenCap Mining Advisory Ltd. have each provided a fairness opinion to the Board of Directors of MAG and Raymond James Ltd. has provided a fairness opinion to the MAG Special Committee, each stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, that the consideration to be received by MAG shareholders pursuant to the Transaction is fair, from a financial point of view, to MAG shareholders.
ADVISORS AND COUNSEL

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National Bank Financial acted as exclusive financial advisor to Pan American. Borden Ladner Gervais LLP (BLG) acted as Canadian legal advisors to Pan American.
BMO Capital Markets and GenCap Mining Advisory Ltd. acted as co-financial advisors to MAG. Blake, Cassels & Graydon LLP acted as MAG's Canadian legal advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as MAG's U.S. legal advisors. Raymond James Ltd. provided an independent fairness opinion to the MAG Special Committee and the MAG Board of Directors.
CONFERENCE CALL DETAILS
Pan American and MAG will host a joint conference call and webcast to discuss the Transaction.
Date: May 12, 2025
Time: 10:00 am ET (7:00 am PT)
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=3WdFtqqi
Conference Call: Participants can register for the conference call at:
https://dpregister.com/sreg/10199780/ff21be11a0 [dpregister.com]

Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
Those without internet access or who prefer to speak with an operator may dial:
Canada & USA Toll-Free: 1-833-752-3507 (toll-free in Canada and the U.S.)
Canada & USA Toll-Free: 1-647-846-7282 (International Participants)
Participants should dial-in at least 10 minutes prior to the start of the call and request to join the Pan American Silver call.
A live webcast of the call will be accessible at: https://panamericansilver.com/invest/events-and-presentations/ and on MAG’s website at www.magsilver.com. A webcast archive will be available approximately one hour after the end of the event and will be accessible for three months through the same link as the live event.
The telephone audio replay will be available for seven days following the end of the event.
Qualified Person: All scientific or technical information related to MAG Silver in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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About MAG
MAG is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.
For more information contact:
Fausto Di Trapani
Chief Financial Officer
Phone: 604-630-1399
Email: info@magsilver.com
Juanicipio Silver Mineral Reserve and Resource Details as at June 30, 2024 (100% basis)

Juanicipio Silver Mineral Reserves [1,2]				Juanicipio Silver Mineral Resources[2,3]
Classification	Tonnes (M)	Ag (g/t)	Contained Ag (koz)	Classification	Tonnes (M)	Ag (g/t)	Contained Ag (koz)
Proven	1.5	450	22,375	Inferred	12.4	200	80,081
Probable	17.0	201	109,571	Measured	2.0	662	43,387
				Indicated	16.8	242	130,991
Proven + Probable	18.5	221	131,946	Measured + Indicated	18.9	288	174,379

Notes:
1.JORC Code was used for reporting of Ore Reserves.
2.See Fresnillo’s Ore Reserve Statement and Mineral Resources Statement as at June 30, 2024 for details as to cut-off grades, assumptions, costs, NSR values, dilution, recovery factors and exchange rates.
3.Mineral Resources are reported inclusive of Ore Reserves.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release, including any information relating to Pan American’s future oriented financial information, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2025, future returns of capital to shareholders, forecasted ranges for cash costs and all-in sustaining costs, and our sustaining and project capital expenditures in 2025; availability of Navidad as an undeveloped silver deposit; our ability to complete or advance the optimization study for Jacobina, the development of the La Colorada Skarn, or the consultation process for Escobal, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations; the timing, satisfaction of closing conditions, consummation and terms of the Transaction, including the consideration thereunder and benefits derived therefrom; and the timing and occurrence of a joint conference call discussing the Transaction; the operation of the Juanicipio mine and exploration of its surrounding regions, the Juanicipio mine’s generation of free cash flow, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom. Future-oriented financial information and financial outlook are presented in this release for the purpose of assisting investors and others in understanding certain key elements of the Pan American’s financial results and business plan, as well as the objectives, strategic priorities and business outlook of Pan American, and in obtaining a better understanding of Pan American’s anticipated operating environment. Readers are cautioned that such future-oriented financial information or financial outlook may not be appropriate for other purposes.

These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the

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impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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